UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue
Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
www.ihi.ca

NOTICE OF ANNUAL AND SPECIAL MEETING

TAKE NOTICE that the annual and special meeting (the "Meeting") of shareholders of INTERNATIONAL HI-TECH INDUSTRIES INC. (the "Corporation") will be held at 7393 Hopcott Road, Delta British Columbia, on June 28, 2004 at 10:00 a.m., local time, for the following purposes:

1. To receive the directors report.

2. To receive the audited financial statements of the Corporation for its financial year ended December 31, 2003, and the report of the auditors thereon.

3. To elect directors of the Corporation for the ensuing year.

4. To appoint an auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor's remuneration.

5. To consider and, if thought advisable, approve the Corporation's amended and restated share option plan until the next annual meeting of the Corporation, as required by the policies of the TSX Venture Exchange.

6. To consider any amendment to a matter identified in this Notice.

7. To transact such other business as may properly come before the Meeting or at any adjournment thereof.

A Management Proxy Circular of the Corporation accompany this notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

Copies of the audited consolidated financial statements of the Corporation for its financial year ended December 31, 2003 and auditors report thereon will be mailed separately in due course.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand, by mail or by fax in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, June 3, 2004.

BY ORDER OF THE BOARD

/s/ Roger A. Rached

Roger A. Rached
President and Chief Executive Officer

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue
Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
www.ihi.ca

MANAGEMENT PROXY CIRCULAR
as at May 1, 2004

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of INTERNATIONAL HI-TECH INDUSTRIES INC. (the "Corporation") for use at the annual and special meeting (the "Meeting") of its shareholders to be held on June 28, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but our directors, officers and employees may solicit proxies personally by telephone, by fax or by other electronic communication. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Corporation (the "Shares") held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation of proxies will be borne by the Corporation.

Appointment of Proxies

The persons named in the accompanying form of proxy are the President and the Chief Operating Officer of the Corporation. A shareholder may also appoint some other person, who need not be a shareholder of the Corporation, to attend and act for the shareholder and on the shareholder's behalf at the Meeting either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada ("Computershare") by fax (866) 249-7775, by mail or by hand at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Computershare or at the address of the registered office of the Corporation at 1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting the shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with the instructions of the shareholder on any ballot that may be called. A proxy grants the nominees the discretion to vote on,

(a) each matter or group of matters identified in the proxy for which a choice is not specified, other than the election of directors and the appointment of an auditor,

(b) any amendment to or variation of any matter identified in the proxy, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee named in the proxy intends to vote in accordance with the nominee's best judgment.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Corporation named on the form of proxy.

Registered shareholders electing to submit and vote a proxy must complete, date and sign the form of proxy. It must then be returned to the Corporation's transfer agent, Computershare, by fax to (866) 249-7775, or by mail or by hand to its Proxy Department at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Management Proxy Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholder may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their shares.

Voting Securities and Principal Shareholders of Voting Securities

The Board of Directors of the Corporation has fixed May 13, 2004 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting, except to the extent that

(a) the shareholder has transferred the ownership of any such share after the record date, and

(b) the transferee produces a properly endorsed share certificate for or otherwise establishes ownership of any of the transferred Shares and makes a demand to Computershare no later than 10 days before the Meeting that the transferee's name be included in the list of shareholders in respect thereof.

As of May 1, 2004, the Corporation had outstanding 104,272,433 fully paid and non-assessable shares without par value, each carrying the right to one vote (the "Shares"). No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares. The Corporation is also authorized to issue an unlimited number of Class A Preferred shares without par value and an unlimited number of Class B Preferred shares without par value. There are no Preferred shares issued and outstanding as at May 1, 2004.

To the knowledge of the directors and senior officers of the Corporation, as of May 1, 2004, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation other than:
Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Mira Mar Overseas Ltd.	15,179,470(1)(2)	14.6%

Notes:

1. These common shares are subject to an escrow agreement. Mira Mar Overseas Ltd. is indirectly owned by Mr. Roger Rached.

2. To the extent permitted by law, these shares are pledged to lenders.

The above information was supplied by the Corporation and by Computershare Trust Company of Canada, the Corporation's registrar and transfer agent.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2003 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements and the report of the auditor will be mailed separately to Common shareholders in due course. Additional copies may be obtained from the Secretary of the Corporation upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.

If there are more nominees for election as directors or appointment of the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation will be a minimum of three and a maximum of eight. The term of office of each of the current directors ends at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual meeting of the Corporation at which a director is elected, unless the director's office is earlier vacated in accordance with the By-laws of the Corporation or the provisions of the Canada Business Corporations Act.

The following table sets out the names of management's eight nominees for election as directors, all offices in the Corporation each now holds, each nominee's country of residence and principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 1, 2004.
Name, Position and Residence (1)	Principal Occupation (1)	Period a Director of he Corporation (1)	Shares Beneficially Owned or Controlled(2)
Dr. Rene Abi-Rached Chief Operating Officer & Director Canada	Chief Operating Officer of the Corporation.	June 29, 2001 to present	20,000
Omar Take Chief Project Officer & Director France	Chief Project Officer of the Corporation since December 2000	June 29, 2001 to present	230,000(3)
Dr. Owen A. Anderson Chief Financial Officer & Director Canada	Managing Director of Hawthorne Consulting Corp. Inc., a Canadian consulting Company.	June 29, 2001 to present	93,304(4)
Larry P. Coston Director Canada	President and Chief Operating Officer of Total Energy Services Ltd., a Canadian energy services company.	June 28 2002 to present	714,898(5)
Thomas Po Director Canada	Manager of R & D Hi-Tech Facility.	May 18, 1998 to present	97,000
Ferdinand Rauer Director Germany	Executive Consultant of Thyssen Rheinstahl Tecknik, (a German conglomerate of Dusseldorf, Germany).	June 27, 1997 to present	50,000
Evelyne Schmeler Director Luxembourg	Director of Veda Consult S.A., a Luxembourg based financial advisory company.	April 8, 1997 to present	52,500
Lawry Trevor-Deutsch Director Canada	President of Strathmere Associates International Ltd., a Canadian consulting company.	May 28, 1999 to present	286,855(6)

Notes:

1. Information as to residence, principal occupation and Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees and in some cases by Computershare Trust Company of Canada, the Corporation's registrar and transfer agent.

2. This figure represents the number of securities of the Corporation or of any of its subsidiaries that are beneficially owed, directly or indirectly, or over which control or direction is exercised by each director nominated.

3. 150,000 of these Shares are held directly and the remaining 80,000 Shares are held indirectly through Clarion Overseas Corporation.

4. 91,304 of these Shares are held directly and the remaining 2,000 Shares are held indirectly through Hawthorne Consulting Corporation.

5. 494,898 of these Shares are held directly and the remaining 220,000 Shares are held indirectly through P&L Ventures Inc.

6. 130,333 of these Shares are held directly and the remaining 156,522 Shares are held indirectly through Strathmere Associates International Limited. 156,522 of these Shares are held by Strathmere Associates International Limited and 46,740 of these Shares are held in trust for Mr. Trevor-Deutsch's parents. Mr. Trevor-Deutsch is the sole owner of Strathmere Associates International Limited.

The Corporation does not have an Executive Committee of its directors. The Corporation is required to have an Audit Committee whose members are Dr. Owen A. Anderson, Larry P. Coston and Lawry Trevor-Deutsch.

The Corporation has an Independent Committee whose responsibility is to review and make recommendations to the Board with respect to related party transactions. The members of the Independent Committee are Lawry Trevor-Deutsch and Larry P. Coston.

APPOINTMENT OF AUDITOR

The Board of Directors of the Corporation resolved on March l, 2004, that Morgan & Company, Chartered Accountants, not be proposed for reappointment as auditor of the Corporation at the Meeting. BDO Dunwoody LLP, Chartered Accountants, 600 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 will be nominated at the Meeting for appointment as auditor of the Corporation at a remuneration to be fixed by the directors to replace Morgan & Company

There have been no reportable disagreements between the Corporation and Morgan & Company and no qualified opinions or denials of opinions by Morgan & Company for the purposes of National Policy 31. A copy of the Corporation's Reporting Package with respect to the termination of Morgan & Company and proposed appointment of BDO Dunwoody LLP as auditor of the Corporation (including the Notice of Change of Auditor, a letter from Morgan & Company, a letter from BDO Dunwoody LLP and Certificate of Officer) are attached as Schedule "A" to this Management Proxy Circular.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

The Corporation had one Named Executive Officer during the financial year ended December 31, 2003, Roger Rached, who served as President and Chief Executive Officer of the Corporation. The compensation paid to the Named Executive Officer during the Corporation's three most recently completed financial years is as set out below:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Roger A. Rached	2003	72,000(1)	Nil	Nil	Nil	Nil	Nil	Nil
President and Chief Executive Officer	2002	72,000(1)	Nil	Nil	Nil	Nil	Nil	Nil
	2001	72,000(1)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Paid to RAR Investments (controlled by Mr. Roger Rached) and to R.A.R. Consultants Ltd. (in respect of which Mr. Roger Rached is an insider). The amounts are paid pursuant to a Management Agreement dated August 1, 1992 (the "Management Agreement"). The Management Agreement can be ended for cause at any time without notice.

Long Term Incentive Plan Awards

No long-term incentive plan awards have been made to the Named Executive Officer for the Corporation's most recently completed financial year or at any time.

Share Options

No share options or share appreciation rights were granted to the Named Executive Officer or exercised by the Named Executive Officer during the financial year ended December 31, 2003. No share options and share appreciation rights were repriced on behalf of the Named Executive Officer during the financial year ended December 31, 2003. The value of the unexercised in-the-money share options at December 31, 2003 was nil.

Pension Plans

The Corporation does not have a pension plan for its employees.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Corporation and the Named Executive Officer. There is, however, the Management Agreement described above.

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Compensation Committee

Since the Corporation lacks a compensation, monitoring or share option committee, the Board of Directors is responsible for these functions. Dr. Rene Abi-Rached, Omar Take and Dr. Owen A. Anderson, who are Directors, are also officers of the Corporation. Thomas Po, a Director, is a manager of an affiliate of the Corporation.

The compensation of the Named Executive Officer is governed by a Management Agreement, which is described above.

Any management bonuses payable under the Management Agreement are designed to focus management attention on consolidated operational goals of the Corporation. To date, no management bonuses have been paid.

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in common shares of the Corporation on December 31, 1996 with the cumulative total return of the Vancouver Stock Exchange Composite Index ("VSE") and subsequently the Canadian Venture Exchange Main Index ("CDNX") and subsequently the TSX Venture Exchange Composite Index ("TSXV"):

[Performance Graph Omitted]

Notes

(1) On November 26, 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged to form the Canadian Venture Exchange and the VSE Composite Index was discontinued.

(2) On August 1, 2001, the Toronto Stock Exchange acquired the Canadian Venture Exchange and the Canadian Venture Exchange was renamed the TSX Venture Exchange.

(3) On December 7, 2001 the CDNX Main Index was discontinued and the TSX Venture Composite Index was established.

Compensation of Directors

Certain directors of the Corporation were paid a monthly director's fee of $2,000 in 2003 (subject to the cash requirements of the Corporation).

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of the Corporation or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to the Corporation.

Interest of Insiders in Material Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Corporation or its predecessors since the commencement of the Corporation's last financial year.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as disclosed herein and other than the election of directors, the appointment of auditors.

Management Contracts

Management services for the Corporation are performed by the senior officers and directors of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Option Plan

The TSXV requires that each company listed on the exchange have a stock option plan. In order to comply with TSXV policy, and to provide incentive to directors, officers, employees, management and others who provide services to the Corporation or any subsidiary to act in the best interests of the Corporation, the shareholders of the Corporation adopted a Share Option Plan (the "Plan") in 2003.

Under the Plan, a maximum of 10% of the issued and outstanding common shares of the Corporation at the time an option is granted less common shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of the Corporation's board of directors to eligible optionees (the "Optionees"). This type of Plan is called a "rolling" plan. During the Company's financial year ended December 31, 2003, to the date of the mailing of this Management Proxy Circular, no share options have been granted by the Company, other than options being granted to Mira Mar Overseas Ltd. for 5,200,000 shares at $0.20 per share expiring on October 6, 2008.

Material Terms of the Plan

Eligible Optionees

Under the policies of TSXV, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Corporation or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide TSXV with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of TSXV.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a) all options granted under the Plan are non-assignable and non-transferable and for a period of up to 5 years;

(b) for stock options granted to employees or service providers (inclusive of management company employees), the Corporation must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Corporation or any subsidiary;

(c) if an Optionee ceases to be employed by the Corporation (other than as a result of termination with cause) or ceases to act as a director or officer of the Corporation or a subsidiary of the Corporation, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in Investor Relations Activities;

(d) the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of the TSX Venture); and

(e) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of The Corporation in any one year period.

The Corporation will obtain "disinterested" shareholders' approval (described below) if:

(i) the number of options granted to Insiders of the Corporation exceeds 10% of the Corporation's outstanding listed shares in circumstances where the plan is amended to permit the reservation for issuance of more than 10% of the issued and outstanding common shares; or

(ii) the aggregate number of options granted to Insiders of the Corporation within a one year period exceeds 10% of the Corporation's outstanding listed shares in circumstances where the plan is amended to permit the reservation for issuance of more than 10% of the issued and outstanding common shares; or

(iii) the number of options granted to any one Insider and such Insider's associates within a one year period exceeds 5% of the Corporation's outstanding listed shares; or

(iv) the Corporation wishes to decrease the exercise price of options previously granted to Insiders.

Under TSXV policy, the continuation of the Plan requires annual shareholder approval at the annual meeting of the Corporation by ordinary resolution. The Corporation is of the view that the Plan permits the Corporation to attract and maintain the services of executives, employees and other service providers with other companies in the industry. The directors of the Corporation have approved an amendment and restated version of the Plan to be effective June 28, 2004 (the "Amended Plan"). The amendments are of an administrative nature only. A copy of the Amended Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

"Resolved that the Corporation's share option plan dated for reference June 9, 2003 and amended and restated effective June 28, 2004, be approved."

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation's website at www.ihi.ca or on www.SEDAR.com.

OTHER MATTERS

The Directors are not aware of any other matters that they anticipate will come before the Meeting as of the date of this Management Proxy Circular.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2005 annual meeting of the Corporation (expected to be held in June 2005) must be received by the Secretary of the Corporation on or before the close of business on March 30, 2005.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, June 3, 2004.

/s/ Roger A. Rached	/s/ Owen A. Anderson
Roger A. Rached President and Chief Executive Officer	Owen A. Anderson Chief Financial Officer

SCHEDULE "A"
CHANGE OF AUDITOR PACKAGE

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

NOTICE OF CHANGE OF AUDITOR

TO: MORGAN & COMPANY, Chartered Accountants

AND TO: BDO DUNWOODY LLP, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the recommendation of the Audit Committee of the Company, the Board of Directors of the Company resolved on March 25, 2004 that:

(a) The resignation of Morgan & Company, Chartered Accountants, on March 25, 2004, as auditor of the Company be accepted , and

(b) BDO Dunwoody LLP, Chartered Accountants, be appointed as auditor of the Company to be effective March 25, 2004, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Policy Statement 31 ("NPS 31") we confirm that:

(a) Morgan & Company resigned as auditor of the Company;

(b) Morgan & Company has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completely period for which Morgan & Company issued an audit report in respect of the Company and the date of this Notice;

(c) the resignation of Morgan & Company and appointment of BDO Dunwoody LLP as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company; and

(d) in the opinion of the Board of Directors of the Company, no "reportable event" as defined in NPS 31 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which Morgan & Company issued an audit report in respect of the Company and the date of this Notice.

Dated this 26th day of March, 2004.

International Hi-Tech Industries Inc.

By: /s/ Roger A. Rached
Roger A. Rached
President & C.E.O.

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

March 26, 2004

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, BC V7Y 1L2

and

Alberta Securities Commission

4th Floor, 300 - 5th Avenue SW

Calgary, AB T2P 3C4

Dear Sirs:

RE: CHANGE OF AUDITOR

INTERNATIONAL HI-TECH INDUSTRIES INC. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice"), dated March 26, 2004, given by the Company to ourselves and BDO Dunwoody LLP, Chartered Accountants.

Based on the information as of this date, we agree with the statements set out in the Notice.

Yours truly,

/s/ Jim Philip

Jim Philip, C.A.

for MORGAN & COMPANY

JLP/nm

Tel: (604) 687-5841 MEMBER OF P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075 ACPA Suite 1488 - 700 West Georgia Street
www.morgan-cas.com INTERNATIONAL Vancouver, B.C. V7Y 1A1

BDO BDO Dunwoody LLP 600 Park Place
 Chartered Accountants 666 Burrard Street
Vancouver, BC Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Direct Line: (604) 443-4706
E-mail: ddejersey@bdo.ca

March 26, 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 200 - 5th Avenue S.W.
Calgary, AB
T2P 3C4

Dear Sirs:

Re: Change of Auditor of International Hi-Tech Industries Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated March 26, 2004 given by the Company to ourselves and Morgan & Company, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

/s/ BDO Dunwoody LLP

Chartered Accountants

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

INTERNATIONAL HI-TECH INDUSTRIES INC.
(THE "COMPANY")

CONFIRMATION OF OFFICER

In connection with the proposed change of auditor of the Company from Morgan & Company to BDO Dunwoody LLP I, Roger A. Rached, President of the Company, hereby certify for and on behalf of the Company that the Audit Committee and the Board of Directors of the Company have reviewed the Company's Notice of Change of Auditor dated March 26, 2004, to Morgan & Company and BDO Dunwoody LLP and their respective responses thereto, copies of which are attached hereto.

DATED in Vancouver, B.C., March 26, 2004.

/s/ Roger A. Rached

Roger A. Rached
President & C.E.O.

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue

Vancouver, British Columbia V6H 1H8

Telephone (604) 733-5400 Fax (604) 734-8300

P R O X Y

This proxy is solicited by the management of International Hi-Tech Industries Inc. (the "Corporation") for the Annual and Special Meeting (the "Meeting") of its shareholders to be held at 10:00 a.m. on June 28, 2004 at 7393 Hopcott Road, Delta British Columbia. The undersigned hereby appoints Roger A. Rached, President of the Corporation, or failing him, Dr. Rene-Abi Rached, Director and Chief Operating Officer of the Corporation, or instead of either of the foregoing, ______________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. Election of Directors

The nominees proposed by management of the Corporation are:

Dr. Rene Abi-Rached Vote For

Withhold Vote

Omar Take Vote For

Withhold Vote

Dr. Owen A. Anderson Vote For

Withhold Vote

Larry P. Coston Vote For

Withhold Vote

Thomas Po Vote For

Withhold Vote

Ferdinand Rauer Vote For

Withhold Vote

Evelyn Schmeler Vote For

Withhold Vote

Lawry Trevor-Deutsch Vote For

Withhold Vote

2. Auditor

Vote For

Withhold

vote on the resolution to appoint BDO Dunwoody LLP, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.

3. Share Option Plan

Vote For

Against

to approve the Corporation's amended and restated share option plan until the next annual meeting.

4. Upon any permitted amendment to or variation of any matter identified in the Notice of Annual and Special Meeting.

5. Upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

Signature of Shareholder

(Please print name here)

DATED: , 2004.

(If this form of proxy is not dated in the space provided, it is deemed to bear the date June 3, 2004.)

A Proxy must be in writing, dated the date on which it is executed, be executed by the shareholder or the shareholder's lawyer authorized in writing or if the member is a corporation, by a duly authorized officer or lawyer of the corporation and, if to apply to less than all the shares registered in the name of the shareholder, must specify the number of shares to which it is to apply. Persons signing as executors, administrators, trustees or in some similar capacity should so indicate. A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (866) 249-7775, by mail or by hand at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual and Special Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

REQUEST FOR INTERIM FINANCIAL STATEMENTS AND MD&A

TO: INTERNATIONAL HI-TECH INDUSTRIES INC.

(Cusip No. 45964K104)

(Scrip No. IHIQ)

Registered and non-registered (beneficial) shareholders may request annually to receive interim financial statements and the related MD&A of the Company. If you wish to receive such material, please complete and return this form to the registrar and transfer agent for the Company:

Attention: Stock Transfer Department

Computershare Trust Company of Canada
100 University Avenue

9th Floor
Toronto, Ontario M5J 2Y1

I certify that I am a registered/non-registered owner of common securities of the Company and request that I be placed on the Company's Supplemental Mailing List in order to receive the Company's interim corporate mailings, including financial statements.

DATED: ________________, 2004.

Signature

Name of Registered/Non-Registered Shareholder - Please Print

Address

Postal Code

Fax Number

Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____________________________________________________
E-mail address (optional)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: June 11, 2004

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO